Morgan Stanley International Fund

522 Fifth Avenue

New York, NY 10036

February 25, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley International Fund

(File No. 333-66203; 811-09081)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley International Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 15 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 25, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.

The disclosure in the section entitled “Fund Details—Principal Investment Strategies” states that the Fund invests in at least three different countries. Consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the Fund invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 2. We confirm that the Fund invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

COMMENTS TO THE PROSPECTUS

Comment 3.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 3.    The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 4.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 4. This line item is not applicable to the Fund at this time.

Comment 5.

Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table, the Average Annual Total Return table and the Minimum Investment Amounts table are required or permitted by the Form.

Response 5.    We believe that the footnotes to the referenced tables are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table, the Average Annual Total Return table or the Minimum Investment Amounts table.

Comment 6.

In the paragraph entitled “Country and Sector Selection” in the Principal Investment Strategies section, the disclosure states that the Fund will invest in at least three separate countries. As stated above, consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the Fund invests in the securities of issuers located in multiple countries throughout the world.

Response 6. The Fund invests in multiple countries throughout the world.

Comment 7.

In the first paragraph in the section titled “Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s 65% investment policy to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy. Please explain what economic considerations are analyzed in making this determination.

Response 7.    In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. While the Fund is not subject to Rule 35d-1, the Fund would apply exposure from derivatives towards its 65% investment basket only if the exposure has economic characteristics similar to international common stocks and other equity securities, which is consistent with the Commission’s Rule 35d-1 interpretive guidance.

Comment 8.	If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure.

Response 8. Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Principal Risks—Foreign and Emerging Market Securities.”

Comment 9.	If the convertible securities in which the Fund may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 9.    While the Fund is permitted to invest up to 5% of its net assets in convertible securities that are rated below investment grade, such investing is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A, and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 10.

The disclosure in the section entitled Additional Investment Strategy Information states that the Fund may invest in other global securities, including fixed-income securities of issuers located throughout the world. Please explain how this contributes to the Fund’s investment objective of long-term capital growth.

Response 10.    The Fund will invest at least 65% of its assets in a diversified portfolio of international common stocks and other equity securities. Investing in fixed-income securities is an additional investment strategy of the Fund and is permitted in order to provide an appropriately diverse investment portfolio for the Fund.

Comment 11.

With respect to the Fund’s investments in contracts for difference (“CFDs”), explain whether the Fund is exposed to unlimited risk if it buys a long CFD and the value of the underlying security declines.

Response 11.    As disclosed in the Prospectus and Statement of Additional Information, if the Fund invests in a long CFD and the value of the underlying security declines, the Fund may be required to make a payment to the seller of the CFD and suffer a loss. While the risk of loss is theoretically equivalent to the total value of the underlying security, the CFD is usually terminated at the buyer’s initiative thus allowing the buyer to limit losses in a declining market.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax).  Thank you.

Best regards,

/s/ Eric Griffith

Eric Griffith